QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934

Esmark Incorporated
(Name of Subject Company (Issuer))

OAO Severstal
(Name of Filing Person (Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

296475106
(CUSIP Number of Class of Securities)

Sergei Kuznetsov, Chief Financial Officer
OAO Severstal
Klara Tsetkin, 2/3
Moscow, Russia 127299
Telephone: 7 495 540 77 69
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With Copy to:

Gary P. Cullen, Esq.
Shilpi Gupta, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, Illinois 60606
Telephone: (312) 407-0700

CALCULATION OF FILING FEE

Transaction Valuation*: $677,854,787	Amount of Filing Fee**: $26,639.69
*
Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 39,873,811 shares of common stock, par value $0.01 per share ("Shares"), of Esmark Incorporated at the tender offer price of $17.00 per share of common stock. Based upon information contained in Esmark Incorporated's annual report on Form 10-K for the fiscal year ended December 31, 2007, filed with the SEC on May 20, 2008, as of May 13, 2008, there were 39,506,720 Shares outstanding and, as of December 31, 2007, there were a maximum of 367,091 Shares issuable pursuant to existing stock options and stock units awards.

**
The amount of filing fee is calculated in accordance with Rule 0-11(a)(2) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 For Fiscal Year 2008 issued by the Securities and Exchange Commission on December 27, 2007. Such fee equals $39.30 per $1,000,000 of the transaction value.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	Form or registration no.:
Filing Party:	Date Filed:
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO (this "Schedule TO") is being filed by OAO Severstal, a Russian joint stock company ("Severstal"), on behalf of its indirect wholly-owned subsidiary ("Purchaser") to be formed in the State of Delaware prior to the expiration of this offer, pursuant to Rule 14d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with Severstal's offer, on behalf of Purchaser, to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Esmark Incorporated, a Delaware corporation (the "Company"), for $17.00 net per Share in cash (less applicable withholding taxes and without interest). The terms and conditions of the offer are described in the Offer to Purchase (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and the accompanying Letter of Transmittal (the "Letter of Transmittal") and the instructions thereto, a copy of which is attached hereto as Exhibit (a)(1)(B) (which, as they may be amended or supplemented from time to time, together constitute the "Offer").

        All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all items in this Schedule TO, and as more precisely set forth below.

ITEM 1.    SUMMARY TERM SHEET.

        The information set forth in the section of the Offer to Purchase titled "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

  (a)
  The subject company and the issuer of the securities subject to the Offer is Esmark Incorporated, a Delaware corporation. Its principal executive office is located at 1134 Market Street, Wheeling, WV 26003, and its telephone number is (304) 234-2400.

  (b)
  This Schedule TO relates to the Company's Shares. Based upon information contained in the Company's annual report on Form 10-K for the fiscal year ended December 31, 2007, filed with the Securities and Exchange Commission on May 20, 2008, there were 39,506,720 Shares outstanding as of May 13, 2008. The information set forth in the section of the Offer to Purchase titled "Introduction" is incorporated herein by reference.

  (c)
  The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in the principal market in which they are traded set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF THE FILING PERSON.

        (a), (b), (c)    The filing company of this Schedule TO is Severstal, on behalf of Purchaser. Severstal's principal executive office is located at ulitsa Mira 30, Vologda Region, Cherepovets, Russia 162600, and its telephone number is 7 820 253 09 09. Purchaser will be formed in the State of Delaware prior to the expiration of the Offer. The information set forth in Section 8 ("Certain Information Concerning Purchaser and Severstal") of the Offer to Purchase and Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION.

  (a)(1)(i) The information set forth in the sections of the Offer to Purchase titled "Summary Term Sheet" and "Introduction" and Section 1 ("Terms of the Offer; Expiration Date") of the Offer to Purchase is incorporated herein by reference.

  (a)(1)(ii) The information set forth in the sections of the Offer to Purchase titled "Summary Term Sheet" and "Introduction" of the Offer to Purchase is incorporated herein by reference.

  (a)(1)(iii) The information set forth in the sections of the Offer to Purchase titled "Summary Term Sheet" and "Introduction" and Section 1 ("Terms of the Offer; Expiration Date") of the Offer to Purchase is incorporated herein by reference.

  (a)(1)(iv) The information set forth in the sections of the Offer to Purchase titled "Summary Term Sheet" and "Introduction" and Section 1 ("Terms of the Offer; Expiration Date") of the Offer to Purchase is incorporated herein by reference.

  (a)(1)(v) The information set forth in the section of the Offer to Purchase titled "Summary Term Sheet" and Section 1 ("Terms of the Offer; Expiration Date") and Section 2 ("Acceptance for Payment and Payment for Shares") of the Offer to Purchase is incorporated herein by reference.

  (a)(1)(vi) The information set forth in the section of the Offer to Purchase titled "Summary Term Sheet" and Section 4 ("Withdrawal Rights") of the Offer to Purchase is incorporated herein by reference.

  (a)(1)(vii) The information set forth in the section of the Offer to Purchase titled "Summary Term Sheet" and Section 3 ("Procedures for Accepting the Offer and Tendering Shares") and Section 4 ("Withdrawal Rights") of the Offer to Purchase is incorporated herein by reference.

  (a)(1)(viii) The information set forth in the sections of the Offer to Purchase titled "Summary Term Sheet" and "Introduction" and Section 2 ("Acceptance for Payment and Payment for Shares") of the Offer to Purchase is incorporated herein by reference.

  (a)(1)(ix) Not applicable.

  (a)(1)(x) The information set forth in the section of the Offer to Purchase titled "Summary Term Sheet" and Section 13 ("Possible Effects of the Offer on the Market for Shares, NYSE Listing, Margin Regulations and Exchange Act Registration") is incorporated herein by reference.

  (a)(1)(xi) Not applicable.

  (a)(1)(xii) The information set forth in the section of the Offer to Purchase titled "Summary Term Sheet" and Section 5 ("Material U.S. Federal Income Tax Consequences") of the Offer to Purchase is incorporated herein by reference.

  (a)(2) Not applicable.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        (a), (b)    The information set forth in the section of the Offer to Purchase titled "Summary Term Sheet" and Section 8 ("Certain Information Concerning Purchaser and Severstal"), Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        (a), (c)(1-7)    The information set forth in the section of the Offer to Purchase titled "Introduction" and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") and Section 13 ("Possible Effects of the Offer on the Market for Shares, Nasdaq Listing, Margin Regulations and Exchange Act Regulation") of the Offer to Purchase is incorporated herein by reference.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a), (b), (d)    The information set forth in Section 9 ("Financing of the Offer and the Second-Step Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        The information set forth in the section of the Offer to Purchase titled "Introduction" and Section 8 ("Certain Information Concerning Purchaser and Severstal") and Section 10 ("Background of the Offer; Contacts with the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        (a)   The information set forth in the section of the Offer to Purchase titled "Introduction" and Section 8 ("Certain Information Concerning Purchaser and Severstal"), Section 10 ("Background of the Offer; Contacts with the Company") and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 10.    FINANCIAL STATEMENTS.

        Not applicable.

ITEM 11.    ADDITIONAL INFORMATION.

  (a)(1)    The information set forth in Section 8 ("Certain Information Concerning Severstal and Purchaser") of the Offer to Purchase is incorporated herein by reference.

  (a)(2), (3)    The information set forth in Section 14 ("Certain Conditions of the Offer") and Section 15 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

  (a)(4)    The information set forth in Section 13 ("Possible Effects of the Offer on the Market for Shares, Nasdaq Listing, Margin Regulations and Exchange Act Registration") and Section 15 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

  (a)(5)    None

  (b)    The information set forth in the Offer to Purchase and the accompanying Letter of Transmittal is incorporated herein by reference.

ITEM 12.    EXHIBITS.

(a)(1)(A)	Offer to Purchase dated May 30, 2008
(a)(1)(B)	Form of Letter of Transmittal
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Form of Guidelines for Request for Taxpayer Identification Number on Substitute Form W-9
(a)(5)(A)	Form of Summary Advertisement
(a)(5)(B)	Press Release issued by Severstal, dated May 30, 2008
(b)	Commitment Letter, dated May 23, 2008, between Severstal and ABN-AMRO Bank N.V., BNP Paribas SA and Citibank, N.A., London
(d)	Not Applicable
(g)	Not Applicable
(h)	Not Applicable

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

OAO SEVERSTAL
By:	/s/ GREGORY MASON Name: Gregory Mason Title: Chief Operating Officer

Date: May 30, 2008

EXHIBIT INDEX

EXHIBIT NO.	DOCUMENT
(a)(1)(A)	Offer to Purchase dated May 30, 2008
(a)(1)(B)	Form of Letter of Transmittal
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Form of Guidelines for Request for Taxpayer Identification Number on Substitute Form W-9
(a)(5)(A)	Form of Summary Advertisement
(a)(5)(B)	Press Release issued by Severstal, dated May 30, 2008
(b)	Commitment Letter, dated May 23, 2008, between Severstal and ABN-AMRO Bank N.V., BNP Paribas SA and Citibank, N.A., London
(d)	Not Applicable
(g)	Not Applicable
(h)	Not Applicable

QuickLinks

  ITEM 1. SUMMARY TERM SHEET.
  ITEM 2. SUBJECT COMPANY INFORMATION.
  ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON.
  ITEM 4. TERMS OF THE TRANSACTION.
  ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
  ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
  ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
  ITEM 10. FINANCIAL STATEMENTS.
  ITEM 11. ADDITIONAL INFORMATION.
  ITEM 12. EXHIBITS.
  ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
SIGNATURE
EXHIBIT INDEX